SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of July, 2010
(Commission File No. 000-24876)
TELUS CORPORATION
(Translation of registrant’s name into English)
21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

This Form 6-K consists of the following press release :
News Release
July 20, 2010
TELUS prices debt offering
C$1 billion 5.05% 10-year Notes
Vancouver, B.C. – TELUS announced today the pricing of its offering of C$1 billion senior unsecured notes. The notes are offered through a syndicate of agents led by Scotia Capital and CIBC World Markets. Closing of the offering is expected to occur on or about July 23, 2010.
The 5.05% 10-year notes, Series CH (the “Notes”) were priced at $99.744 per $100 principal amount for an effective yield of 5.083% per annum and will mature on July 23, 2020.
The net proceeds of the sale of the Notes offered will be used to fund the proposed redemption of US$613 million principal amount of TELUS Corporation’s outstanding US$1.3615 billion 8% notes due June 1, 2011, for payments required to terminate cross-currency interest rate swaps associated with the notes to be redeemed and any excess for general corporate purposes, including increasing working capital (and, pending any such use, investing in bank deposits and short-term marketable securities).
TELUS will be filing a prospectus supplement to its short form base shelf prospectus dated September 3, 2009 with securities regulatory authorities in Canada and the U.S.
This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or U.S. securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.
Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes to be filed with securities regulatory authorities may be obtained from Scotia Capital Inc. Debt Capital Markets, 40 King Street West, 68th Floor, Toronto, Ontario, M5W 2X6 c/o Murray Neal, telephone 416-863-7776 or e-mail murray_neal@scotiacapital.com.
About TELUS
TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.6 billion of annual revenue and 11.9 million customer connections including 6.6 million wireless subscribers, 3.9 million wireline network access lines and 1.2 million Internet subscribers and 200,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video.

Forward Looking Statements
This news release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events and are therefore subject to risks and uncertainties which could cause actual results, performance or achievements to differ materially from the future results expressed or implied by the forward looking statements, including the timing and cost of the proposed redemption of the 8% 2011 notes and the swap terminations and the amount proposed to be redeemed. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS’ reports, public disclosure documents including Management’s discussion and analysis, Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States.

For more information, please contact:
Robert Mitchell
TELUS Investor Relations
(647) 837-1606
ir@telus.com
Jim Johannsson
TELUS Media Relations
(780) 493-6197
Jim.Johannsson@telus.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 20, 2010

TELUS CORPORATION
By:	/s/ Audrey T. Ho
	Name:	Audrey T. Ho
	Title:	Senior Vice President, Chief General Counsel and Corporate Secretary